UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A/A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
GLEACHER & COMPANY, INC.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	22-2655804 (I.R.S. Employer Identification No.)
1290 Avenue of the Americas
New York, New York 10104
(Address of principal executive offices) (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, par value $0.01 per share	The NASDAQ Global Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates (if applicable): Not applicable.
Securities to be registered pursuant to Section 12(g) of the Act:
Not Applicable

(Title of Class)
Not Applicable

(Title of Class)

Explanatory Note
          This amendment to Form 8-A is being filed in order to amend the Registrant’s Registration Statement on Form 8-A to reflect the May 27, 2010 reincorporation of Broadpoint Gleacher Securities Group, Inc. from New York to Delaware (the “Reincorporation”). On May 27, 2010, pursuant to an Agreement and Plan of Merger, dated May 27, 2010 (the “Merger Agreement”), between Broadpoint Gleacher Securities Group, Inc., a New York corporation (“Broadpoint”), and Gleacher & Company, Inc., a Delaware corporation and wholly-owned subsidiary of Broadpoint (the “Company”), Broadpoint merged with and into the Company (the “Merger”) with the Company surviving the Merger. The Board of Directors of Broadpoint approved the Reincorporation and the Merger Agreement at a meeting duly held on April 6, 2010 and the shareholders of Broadpoint approved the Reincorporation and the Merger Agreement at the annual shareholders meeting of Broadpoint held on May 27, 2010.
          Pursuant to the terms of the Merger Agreement, as of the effective time of the Merger, (i) Broadpoint merged with and into the Company, with the Company being the surviving corporation; (ii) the Company succeeded to the ownership of all of Broadpoint’s assets, as well as the rights, powers and privileges of Broadpoint and assumed all of the obligations of Broadpoint then in existence; (iii) Broadpoint’s existing Board of Directors and officers became the Board of Directors and officers of the Company; and (iv) the Company’s Amended and Restated Certificate of Incorporation and Bylaws govern the surviving corporation.
          As a result of the Reincorporation, (i) each share of Broadpoint’s common stock (“Broadpoint Common Stock”) and preferred stock (together with the Broadpoint Common Stock, “Broadpoint Capital Stock”) outstanding immediately before the reincorporation was automatically converted into one share of the Company’s common stock (“Company Common Stock”) and preferred stock (together with the Company Common Stock, “Company Capital Stock”), respectively, and (ii) all options and other rights to acquire Broadpoint Capital Stock outstanding immediately before the Reincorporation were also automatically converted into options and rights to acquire the same number of shares of Company Capital Stock, with the same terms and conditions. Upon the Reincorporation, each outstanding certificate representing shares of Broadpoint Capital Stock was deemed, without any action by the Broadpoint shareholders, to represent the same number and class of shares of Company Capital Stock. Broadpoint shareholders do not need to exchange their stock certificates as a result of the Reincorporation.
          In accordance with Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the shares of Company Common Stock were deemed to be registered under Section 12(b) of the Exchange Act and the shares of Company Common Stock continued to be listed on The NASDAQ Global Market, though under the symbol “GLCH” rather than “BPSG.”
          Prior to May 27, 2010, Broadpoint corporate affairs were governed by the corporate law of the State of New York. The rights of Broadpoint shareholders were subject to the Articles of Incorporation and Amended and Restated Bylaws of Broadpoint. As a result of the Reincorporation, holders of shares of Broadpoint Capital Stock are now holders of shares of Company Capital Stock, and their rights as holders are governed by the General Corporation Law of the State of Delaware (the “DGCL”) and the Amended and Restated Certificate of Incorporation and Bylaws of the Company, as disclosed in the proxy statement filed by Broadpoint with the Securities and Exchange Commission (the “SEC”) on April 26, 2010. The descriptions therein relating to the application of the DGCL to the rights of holders of Company Capital Stock are incorporated herein by reference.
          In connection with the Reincorporation, the Registration Statement on Form 8-A filed with the SEC on January 14, 1986 is hereby amended and restated as follows:

Item 1. Description of Registrant’s Securities to be Registered.
Description of Capital Stock
General
          The following description of our capital stock is a summary and is qualified in its entirety by reference to the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), and the Company’s Bylaws (the “Bylaws”), each of which is filed as an exhibit to the Company’s Current Report on Form 8-K, dated May 28, 2010. Unless otherwise specified, references below to the “Company” refer to both the Company and its predecessor corporation, Broadpoint.
          The Company’s authorized capital stock consists of 200,000,000 shares of common stock, par value $0.01 per share, and 1,500,000 shares of preferred stock, par value $1.00 per share.
          As of May 20, 2010, there were 128,684,035 shares of Company Common Stock outstanding.
          Of the Company’s authorized shares of preferred stock, 2,000,000 shares have been designated as Series B Mandatory Redeemable Preferred Stock. As of May 20, 2010, 1,000,000 shares of Series B Mandatory Redeemable Preferred Stock, par value $1.00 per share (the “Series B Preferred Stock”) were outstanding.
Common Stock
          The holders of Company Common Stock are entitled to one vote per share on all matters upon which stockholders have a right to vote. Subject to the preferences of any outstanding shares of preferred stock, the holders of Company Common Stock are entitled to receive ratably any dividends the Company’s Board of Directors declares out of funds legally available for the payment of dividends. If the Company is liquidated, dissolved or wound up, the holders of Company Common Stock are entitled to share pro rata all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of Company Common Stock have no preemptive rights or rights to convert their Company Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Company Common Stock.
Preferred Stock
          The Certificate of Incorporation authorizes the Board of Directors to establish one or more series of preferred stock. Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the stockholders. The Board of Directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, subject to the limitations of the DGCL and the Certificate of Incorporation, including:
•	the designation of the series;

•	the number of shares of the series, which the Board of Directors may, except otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the rights, if any, of the holders of such series to convert their shares into, or exchange the shares for, shares of any other class or classes or of any series of the shares or any other class or classes of stock of the Company and the terms and conditions of such conversion or exchange;

•	the redemption rights and price or prices, if any, for shares of the series;
•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series; and

•	the voting rights, if any, of the holders of the series.
Series B Mandatory Redeemable Preferred Stock
          On June 27, 2008, the Company entered into a Preferred Stock Purchase Agreement (the “Preferred Stock Purchase Agreement”) with Mast Credit Opportunities I Master Fund Limited (“Mast”) for the issuance and sale of (i) 1,000,000 newly-issued unregistered shares of the Series B Mandatory Redeemable Preferred Stock, and (ii) a warrant to purchase 1,000,000 shares of Company Common Stock at an exercise price of $3.00 per share, for an aggregate cash purchase price of $25 million. The Series B Mandatory Redeemable Preferred Stock is generally not entitled to vote, except as required by law or in certain specified circumstances as set forth in the Certificate of Incorporation.
          The Preferred Stock Purchase Agreement and the Series B Preferred Stock include, among other things, certain negative covenants and other rights with respect to the operations, actions and financial condition of the Company and its subsidiaries so long as the Series B Preferred Stock remains outstanding. Cash dividends of 10% per annum must be paid on the Series B Preferred Stock quarterly, while an additional dividend of 4% per annum accrues and is cumulative, if not otherwise paid quarterly at the option of the Company. The Series B Preferred Stock must be redeemed in that amount per share equal to the liquidation amount (the “Redemption Price”) on or before June 27, 2012. The redemption prices are equal to an amount in cash equal to the Redemption Price multiplied by the following applicable premium call factor:

Date	Premium Call Factor
From December 28, 2009 to June 27, 2010	1.05
From June 28, 2010 to December 27, 2011	1.04
From December 28, 2011 to June 27, 2012	1.00
Preemptive Rights
          When the Company issued the Series B Preferred Stock, the Company also granted preemptive rights to Mast. These preemptive rights become exercisable if the Company offers or sells equity securities of the Company below the then-current market price. There are certain limitations to these rights.
Registration Rights
          The Company has granted to several of its significant stockholders and certain others rights with respect to registration under the Securities Act of the offer and sale of Company Common Stock. These rights include both “demand” rights, which require the Company to file a registration statement if asked by such holders, as well as incidental, or “piggyback,” rights granting the right to such holders to be included in a registration statement filed by the Company.
Provisions with a Potential Anti-Takeover Effect
          The Company’s Board of Directors may, if it deems it advisable, take actions that have the effect of deterring a takeover or other offer for the Company’s securities. Any such actions, together with provisions of the Certificate of Incorporation and Bylaws, as well as the DGCL, could make more difficult efforts by stockholders to change the Company’s Board of Directors or management.

          The Certificate of Incorporation limits the personal liability of the Company’s directors to the Company and to the Company’s stockholders to the fullest extent permitted by law. The inclusion of this provision in the Certificate of Incorporation may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care.
          The Bylaws provide that special meetings of stockholders can be called only by the Chairman of the Board, by resolution of the Board, by the Chief Executive Officer, by the President or by the Secretary. The Bylaws do not provide the Company’s stockholders with the right to call a special meeting or to require the Board of Directors to call a special meeting. Subject to rights of any series of preferred stock or any other series or class of stock set forth in the Certificate of Incorporation, any vacancy on the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause or newly created directorships, may be filled only by the affirmative vote of a majority of the remaining directors, and a director can be removed from office with or without cause only by the affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting stock, voting together as a single class.
Transfer Agent and Registrar
          The transfer agent and registrar for the Company Common Stock is American Stock Transfer & Trust Company, LLC.
Listing
          The Company Common Stock is listed on The NASDAQ Global Market under the symbol “GLCH.”
Item 2. Exhibits.
          In accordance with the Instructions as to Exhibits in Form 8-A, no exhibits are required to be filed, because no other securities of the Company are registered on the NASDAQ Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Exchange Act.

SIGNATURE
          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 28, 2010

GLEACHER & COMPANY, INC.
By:	/s/ Jeffrey H. Kugler
	Name:	Jeffrey H. Kugler
	Title:	Acting Chief Financial Officer